Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in Post-Effective Amendment No. 1 to the Registration Statement (Form S-1 No. 333-125982) and related Prospectus of Connetics Corporation for the registration of $200,000,000 Principal Amount of 2.00% Convertible Senior Notes Due March 30, 2015 and Shares of Common Stock Issuable Upon Conversion of the Notes and to the incorporation by reference therein of our reports dated March 10, 2006, with respect to the consolidated financial statements and schedule of Connetics Corporation, Connetics Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Connetics Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP

Palo Alto, California
March 14, 2006